Exhibit 99.1

Battle Mountain Gold Inc.

Condensed Consolidated Interim Financial Statements

Three months ended January 31, 2017

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - unaudited)
As at

	January 31,	October 31,
	2017	2016

ASSETS

Current Assets
Cash	$2,494,469	$3,469,162
Marketable securities	578	578
Prepaids	16,698	24,256
Receivables (Note 3 and 8)	24,298	30,778

Total current assets	2,536,043	3,524,774

Non-Current Assets
Reclamation bond (Note 4)	33,150	27,932
Exploration and evaluation assets (Note 4)	8,309,415	7,525,158

Total Assets	$10,878,608	$11,077,864

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5 and 8)	$167,869	$409,522

Total current liabilities	167,869	409,522

Shareholders’ Equity
Share capital (Note 6)	12,964,149	12,706,649
Share-based payment reserves (Note 6)	1,462,230	1,442,403
Accumulated other comprehensive income	1,979	1,979
Deficit	(3,717,619)	(3,482,689)

Total shareholders’ equity	10,710,739	10,668,342

Total Liabilities and Shareholders’ Equity	$10,878,608	$11,077,864

Nature of business and continuance of operations (Note 1)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on March 31, 2017

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended January 31, 2017 and 2016
(Expressed in Canadian Dollars - unaudited)

	Three months	Three months
	ended January	ended January
	31, 2017	31, 2016

EXPENSES
Accounting and audit	$23,306	$13,995
Consulting	53,589	29,281
Filing fees	4,324	4,583
Insurance	6,658	4,732
Interest	-	922
Legal fees	1,276	185
Office and rent	15,449	4,263
Public relations	10,292	2,356
Salaries and benefits (Note 8)	94,697	31,096
Share-based payments (Note 6)	19,827	-
Travel	5,858	-

	(235,276)	(91,413)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	(5,721)	1,171
Interest earned	6,067	-

Loss for the period	(234,930)	(90,242)

Other comprehensive loss
Unrealized loss on marketable securities	-	(884)

Total comprehensive loss	$(234,930)	$(91,126)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	59,581,579	36,189,096

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended January 31, 2017 and 2016
(Expressed in Canadian Dollars - unaudited)

		Share Capital
	Number of Shares	Amount	Share-based payment reserves	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at October 31, 2015	36,189,086	$4,400,474	$417,485	$1,979	$(1,458,526)	$3,361,412
Loss for the period	-	-	-	-	(90,242)	(90,242)
Other comprehensive loss for the period	-	-	-	(884)	-	(884)
Balance at January 31, 2016	36,189,086	$4,400,474	$417,485	$1,095	$(1,548,768)	$3,270,286

Balance at October 31, 2016	58,930,356	$12,706,649	$1,442,403	$1,979	$(3,482,689)	$10,668,342
Shares issued for warrants exercised	1,287,500	257,500	-	-	-	257,500
Share-based payments	-	-	19,827	-	-	19,827
Loss for the period	-	-	-	-	(234,930)	(234,930)

Balance at January 31, 2017	60,217,856	$12,964,149	$1,462,230	$1,979	$(3,717,619)	$10,710,739

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended January 31, 2017 and 2016
(Expressed in Canadian Dollars - unaudited)

	Three months	Three months
	ended January 31,	ended January 31,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(234,930)	$(90,242)
Items not affecting cash:
Interest expense	-	922
Share-based payments	19,827	-

Changes in non-cash working capital items:
Prepaids and receivables	14,038	15,785
Trade and other payables	493	50,402

Net cash used in operating activities	(200,572)	(23,133)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,026,403)	(136,762)
Reclamation bond	(5,218)	-

Net cash used in investing activities	(1,031,621)	(136,762)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	257,500	-
Loans from related parties	-	110,000

Net cash provided by financing activities	257,500	110,000

Change in cash	(974,693)	(49,895)
Cash, beginning of period	3,469,162	96,529

Cash, end of period	$2,494,469	46,634

Cash paid for interest	$4,488	$-
Cash paid for tax	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$82,853	$23,656
Unrealized loss on marketable securities through AOCI	$-	$884

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At January 31, 2017, the Company had cash of $2,494,469 and working capital of $2,368,174. Management believes that the Company has sufficient financial resources to maintain its operations and activities for the upcoming year.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB”). This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended October 31, 2016. The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended October 31, 2016.

(b)	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of Battle Mountain Gold Inc. (“BMG”), its wholly owned subsidiary BMG Mining Inc. (“BMGMI”), both incorporated in British Columbia, BMGMI’s wholly owned subsidiary Battle Mountain Gold (USA), Inc., a Nevada corporation, and BMG’s wholly owned subsidiaries Madison Enterprises (Nevada) Inc., a Nevada corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

3. RECEIVABLES

	January 31, 2017	October 31, 2016
Goods and services tax recoverable	$6,065	$8,166
Other receivables	18,233	22,612
Receivables	$24,298	$30,778

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

4. EXPLORATION AND EVALUATION ASSETS

a) Lewis Gold Project

(i) Interest of BMGMI

BMGMI entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation (“NRC”) for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

To exercise this option, BMGMI must make cash payments and cause to be issued common shares of itself or of BMG to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 common shares of BMGMI (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares of BMG (issued)
October 31, 2015		500,000 common shares of BMG (issued)
April 13, 2017	$1,550,000 *

* At the sole discretion and option of BMGMI, this payment of $1,550,000 may be made in either cash or in common shares of BMG, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

The 2,000,000 shares of BMGMI issued in March 2013 were exchanged for shares of BMG pursuant to an RTO transaction in May 2014.

(ii) Interest of BMG

Pursuant to a series of agreements dating from 2002, BMG holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.

(iii) Royalty provisions

The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2016-2017 royalty year of USD $84,033 translated as $109,662.

In June and August 2016, the Company and Gold Standard Ventures (“GSV”), a significant shareholder of the Company, entered into an agreement with Clover Nevada LLC (“CN”), the holder of the royalty on the Lewis Gold Project, to reduce the royalty from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty. GSV, on behalf of the Company, paid CN US$1,850,000 to reduce the royalty and the Company agreed to repay GSV $2,355,235 (agreed equivalent to US$1,850,000). GSV exercised 5,240,717 Company warrants it held for proceeds of $1,939,065 which were used by the Company to repay GSV. The Company settled the remaining $416,170 by issuing to GSV 885,468 common shares with a value of $752,648 resulting in a loss on settlement of $336,478. In addition, the Company and GSV have the right to further reduce the royalty from 3.5% to 2.5% for an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.

iv) Reclamation bond

During the three months ended January 31, 2017, the Company established an additional reclamation bond of $5,218 (US$3,891).

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

4. EXPLORATION AND EVALUATION ASSETS (continued)

b) Summary of costs

		Total
Balance at October 31, 2016		$7,525,158

Exploration costs
Claim maintenance		112,624
Field costs
Assays and storage	93,478
Computing and databases	19,562
Drilling	358,923
Geology	132,613
Geophysics	4,425
Travel and accommodation	17,546
Other	45,086	671,633

Total costs		784,257

Balance at January 31, 2017		$8,309,415

5. TRADE AND OTHER PAYABLES

	January 31,	October 31,
	2017	2016
Trade accounts payable	$94,504	$354,076
Accrued payables	73,365	55,446
Trade and other payables	$167,869	$409,522

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: 60,217,856 common shares.

During the three month period ended January 31, 2017, 1,287,500 warrants were exercised for cash proceeds of $257,500.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
2,887,960	$0.25	0.50	July 17, 2017
2,000,000	$0.15	1.10	March 21, 2018
4,887,960

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

6. SHARE CAPITAL (continued)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise
		Price

Outstanding at October 31, 2016	6,175,460	$0.21
Exercised	(1,287,500)	0.20
Outstanding at January 31, 2017	4,887,960	$0.21

c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

On January 20, 2017, the Company made grants of incentive stock options exercisable in respect of a total of 200,000 shares at the price of $0.35 per share for a three-year term ending June 20, 2020. On January 20, 2017, 50,000 options will vest and a further 50,000 options will vest on each of April 20, July 20 and October 20, 2017 in accordance with the policies of the TSX Venture Exchange.

At January 31, 2017, the Company had options for the acquisition of up to 4,414,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
200,000	$0.35	January 20, 2020
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
1,954,000	$0.60	June 18, 2021
4,414,000

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at October 31, 2016	4,214,000	$0.40
Granted	200,000	0.35
Outstanding at January 31, 2017	4,414,000	$0.39

Exercisable at January 31, 2017	4,264,000	$0.40

During the three months ended January 31, 2017, the Company granted 200,000 options (2016 – Nil) with a weighted average fair value of $0.35 per option (2016 - Nil). The fair value of the options granted and vested of $19,827 (2016 - Nil) has been recognized as share-based payments expense.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

6. SHARE CAPITAL (continued)

The fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

January 31, 2017

Risk free interest rate	84%
Expected life of options	3 years
Expected dividend yield	Nil
Expected stock price volatility	127%

(d) Escrow conditions

As a component of the reverse takeover transaction completed in May 2014 the TSX Venture Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At January 31, 2017, escrow conditions continued in effect for 525,510 common shares (October 31, 2016 – 788,520 shares).

7. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at January 31, 2017, the Company had working capital of $2,368,174 (October 31, 2016 - $3,115,252). Management believes that the Company has sufficient financial resources to meet its obligations as they come due.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk. At January 31, 2017, the Company had U.S. dollar denominated current assets of U.S. $25,286 (October 31, 2016 - $6,599). At January 31, 2017, the Company had U.S. dollar denominated current liabilities of U.S. $53,675 (October 31, 2016 - $242,818). Accordingly, a 10% change in the foreign exchange rate would result in a $2,829 credit or charge to operations.

Commodity price risk

While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars - unaudited)
For the Three Months Ended January 31, 2017 and 2016

7. FINANCIAL RISK MANAGEMENT (continued)

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The fair value of marketable securities is measured using Level 1 of the fair value hierarchy. The carrying value of cash, receivables, and trade and other payables approximates their fair value because of the short-term nature of the instruments.

8. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the three months ended January 31, 2017 and 2016, the Company paid or accrued the following:

	January 31, 2017	January 31, 2016

Geological consulting [2]	$39,013	$6,822
Senior officers [1]	70,000	17,850

	$109,013	$24,672

1 Charged to salaries and benefits
2 Included in geology costs of $132,613 (2016 - $16,096) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in trade and other payables is $29,799 (October 31, 2016 - $23,247) due to related parties. Included in receivables is $1,193 (October 31, 2016 - $5,572) due from a related company.

9. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the three months ended January 31, 2017.

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2017

INTERIM MD&A – QUARTERLY HIGHLIGHTS1

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at January 31, 2017 and for the three months then ended (the “Interim Financial Statements”) and should be read together with those statements.

This MD&A is dated March 31, 2017 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project in Lander County, Nevada.

Quarterly Highlights

Major Operating Milestones

During the first fiscal quarter we continued the exploration program on the Lewis Gold Project, principally focused on a diamond drilling program which had commenced in August 2016. In the quarter we invested a further $784,000 in this project, of which $112,000 was for claim maintenance costs and $672,000 was for exploration. Of the exploration costs, the three highest cost centres were drilling $359,000 (53%), related assay and storage costs $93,000 (14%) and geology costs $133,000 (20%). We reported interim results from the program in news releases of November 10, 2016 and, subsequent to the quarter end, February 21, 2017. Those releases can be found on SEDAR under the Company’s profile and on our website www.battlemtngold.com under the heading INVESTOR INFO/PRESS RELEASES.

Analysis of Financial Condition

The Company ended the fiscal year to date period with total assets of $10.88 million compared to $11.08 million at the beginning of the fiscal year This decrease of $0.20 million was made up principally of an increase of $0.78 million in our investment in the Lewis Gold Project as set out above and in Note 4 to the Interim Financial Statements, offset in part by a decrease of 0.97 million in cash, as set out in the statement of cash flows.

At the period end we had working capital of approximately $2.37 million, compared to $3.12 million at the beginning of the fiscal year. The $0.75 million reduction in working capital essentially represents the $0.97 million decrease in cash set out in the statement of cash flows, offset in part by a $0.24 million reduction in payables.

At the date of this report we continue to be strongly funded in cash resources (including short term investment instruments which are cash equivalents).

Analysis of Financial Performance

Our expenses in the fiscal quarter, net of the material but non-cash item Share-based payments, totaled some $215,000 compared to $ 91,000 in the corresponding quarter in the prior fiscal year – an increase of some $124,000 or 136%. The principal cost centres showing increases are the two line items Consulting and Salaries and benefits. Consulting was a $54,000 cost in the 2017 first fiscal quarter versus $29,000 in the 2016 first quarter. The principal source of the variance was that in 2017 the rate for one major contract was USD $10,000 per month whereas that rate was USD $7,500 per month in 2016. An additional contract payment of USD $5,000 per month commenced in January 2017. Salaries and benefits were $95,000 in the 2017 first quarter versus $31,000 in the 2016 quarter. This $64,000 increase predominantly arises from 1) an increase in compensation to two executive officers totaling $49,000 and 2) an increase in compensation

[1] This filing is made using the option provided by Part 2.2.1 of NI51-102-F1 to provide Quarterly Highlights.

Battle Mountain Gold Inc.
Three months ended January 31, 2017
Management Discussion and Analysis
Page 2 of 3

to another senior employee of $9,000. Some of our salaries costs are variable with time spent, and the 2017 first quarter was considerably more active than 2016’s.

Analysis of Cash Flows

The statement of cash flows sets out a net decrease in cash in the year-to-date period of some $0.97 million. Operations consumed $200,000, and project and bonding costs consumed $1,031,000. These amounts were partially offset by share issue proceeds of $257,000 arising from the exercise of warrants in November and December of 2016.

Liquidity

We believe our cash position provides adequate liquidity for the current year in progress. See Commitments below.

Related Party Transactions

During the three months ended January 31, 2017, Battle Mountain paid or accrued salaries and benefits of $27,500 to Chet Idziszek, President, and $37,500 to Ian Brown, Chief Financial Officer, for management services, and AUD $38,915 (recorded as CAD $39,013) to Steven Garwin, a director of the Company, for exploration consulting services. The Company also paid $5,000 as a director’s fee to director Larry Kornze.

Commitments

As set out in Note 4(a)(i) the Company must make a payment of $1,550,000 on or before April 13, 2017 in order to exercise its option to acquire a further 40% interest in the Lewis Gold Project joint venture. At the Company’s option this payment may be made in either cash or in common shares. Further terms are set out in Note 4(a)(i).

Risk Factors

Our Annual Management Discussion and Analysis, filed on SEDAR on February 28, 2017, sets out a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. We draw our readers’ attention to that disclosure of risk factors. No significant changes to those risk factors has occurred in the first fiscal quarter and to the date of this report.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Battle Mountain’s deferred exploration costs for the current fiscal year to date are provided in the schedule of Field costs in the table in Note 4. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates and in the section Analysis of Financial Performance on page 1.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 60,217,856 were outstanding at January 31, 2017 and at the date of this report.

At January 31, 2017 and at the date of this report the Company had 4,414,000 incentive stock options outstanding as set out in Note 6(c) to the Interim Financial Statements.

At January 31, 2017 and the date of this report, as set out in Note 6(b) to the Interim Financial Statements, Battle Mountain had a total of 4,887,960 share purchase warrants outstanding.

Vancouver, British Columbia	ÐÑÐÑÐÑ	March 31, 2017

We recommend that users of this report read the Cautionary Statements following.

Battle Mountain Gold Inc.
Three months ended January 31, 2017
Management Discussion and Analysis

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended January 31, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 3, 2017

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended January 31, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 3, 2017

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.